SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

7 March 2025

EU SHAREHOLDING UPDATE (YEAR-END 31 MARCH 2025)

Further to the announcement made on 7 March 2025 (RNS 8874Z), Ryanair Holdings PLC confirms that at the Company's financial year end (31 March 2025) 47% of its issued share capital was held by EU nationals*.

As a result of the measures introduced by the Company on 1 January 2021 to ensure compliance with EU ownership and control requirements applicable to its EU airline subsidiaries, EU nationals are entitled to exercise 100% of the voting rights in Ryanair Holdings PLC.

* includes nationals of the 27 Member States of the European Union as well as Iceland, Liechtenstein, Norway and Switzerland

END

For further information, please contact:

Ryanair Holdings plc, Jamie Donovan, Head of Investor Relations, Tel: +353 (0) 1 945 1212

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially and that could impact the price of Ryanair's securities.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy and the price of its securities.  Among the factors that are subject to change and could significantly impact Ryanair's expected results and the price of its securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, any further change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 April, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary